Corrected Transcript

Filed by Bonanza Creek Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Bonanza Creek Energy, Inc.
Commission File No.: 001-35371
Date: November 15, 2017

15-Nov-2017

SandRidge Energy, Inc. (SD)

Acquisition of Bonanza Creek Energy by SandRidge Energy, Inc Call

Total Pages: 12
1-877-FACTSET www.callstreet.com	Copyright © 2001-2017 FactSet CallStreet, LLC

CORPORATE PARTICIPANTS

Justin M. Lewellen Director of Investor Relations, SandRidge Energy, Inc.	Julian Mark Bott Chief Financial Officer & Executive Vice President, SandRidge Energy, Inc.

James D. Bennett President, Chief Executive Officer & Director, SandRidge Energy, Inc.	John Suter Chief Operating Officer & Executive Vice President, SandRidge Energy, Inc.

Jack E. Vaughn Chairman of the Board, Bonanza Creek Energy

OTHER PARTICIPANTS

Timothy A. Rezvan Analyst, Mizuho Securities USA, Inc.	Michael Dugan Kelly Analyst, Seaport Global Securities LLC

Jack E. Vaughn Chairman of the Board, Bonanza Creek Energy

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Sarah and I will be your conference operator today. At this time, I would like to welcome everyone to the SandRidge Energy Acquisition of Bonanza Creek Energy Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there’ll be a question-and-answer session. [Operator Instructions] Thank you.

Justin Lewellen, Director of Investor Relations of SandRidge Energy, you may begin your conference.

Justin M. Lewellen

Director of Investor Relations, SandRidge Energy, Inc.

Thank you, operator, and thank you everyone for participating this morning in our conference call to highlight the SandRidge acquisition of Bonanza Creek Energy.

With me today from SandRidge are James Bennett, President and Chief Executive Officer; Julian Bott, EVP and Chief Financial Officer; and John Suter, EVP and Chief Operating Officer.

Joining us also on the call from Denver are Jack Vaughn, Chairman of the Board of Bonanza Creek; Seth Bullock, Interim Chief Executive Officer; Skip Marter, General Counsel; and Dean Tinsley, Senior Vice President of Operations.

Earlier this morning, you’ll find that we issued a joint press release announcing the definitive merger agreement of our two companies and posted a slide presentation, both of which can be viewed under the Investor Relations section of the SandRidge Energy website. In connection with the proposed transaction, SandRidge will file with the SEC a registration statement on Form S-4, including a preliminary joint prospectus regarding the proposed transaction.

The joint prospectus when filed and other documents filed by SandRidge and Bonanza Creek with the SEC maybe obtained free of charge at SandRidge’s website at www.sandridgeenergy.com. There is also important information in this slide deck.

Today’s call may contain certain non-GAAP financial measures. So, please refer to this morning’s press release for important disclosures, including reconciliations to their most comparable GAAP financial measure. Both James and Jack are going to make some prepared remarks, and then the teams will be available for Q&A. And with both companies having just released their quarterly results, today’s comments will be focused on the strategy of the acquisition and the long-term value it will create.

With that, I’ll turn the call over to James.

James D. Bennett

President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thank you, Justin. I’m very pleased to announce this transaction, as it’s an exciting step in our drive to create value for shareholders. In a moment, I’ll go over the transaction and its benefits. But before that, let me turn the call over to Jack Vaughn, the Chairman of Bonanza Creek Energy for some comments. Jack?

Jack E. Vaughn

Chairman of the Board, Bonanza Creek Energy

Yes. Thanks, James, and good morning everyone. This is Jack Vaughn, Chairman of Bonanza Creek Board of Directors. As we had previously announced, Bonanza Creek’s board has been engaged in a process of pursuing a permanent Chief Executive Officer, while at the same time considering a potential strategic opportunity. It has been a very deliberate time-consuming and rigorous process, and I’m very happy to report that it has reached a successful conclusion. After full consideration of potential outcomes, our board has determined to enter into a strategic transaction.

This morning we are announcing the execution of an agreement for SandRidge Energy to acquire Bonanza Creek for $746 million in cash and stock. This transaction is subject to the approval of each company’s shareholders, certain regulatory approvals and customary closing conditions and is expected to close during the first quarter 2018.

After I conclude my brief remarks, James will go through the details of the transaction and its many benefits for both Bonanzas Creek shareholders as well as SandRidge’s shareholders. In short, this transaction is consistent with the vision of both companies to increase scale and create value, while prudently managing risk and maintaining strong loan leverage balance sheet.

Bonanza Creek brings to the transaction a high-return development-ready inventory of the DJ Basin of Colorado. Coupling Bonanza Creek’s DJ assets with SandRidge’s North Park assets of Colorado, immediately adds development runway and value by growing the combined companies Niobrara portfolio.

Further, SandRidge’s mature Mississippian assets provide significant free cash flow, which coupled with its drilling partnership in the Northwest STACK play in Oklahoma, will allow the combined company to predictably grow its Niobrara assets while positioning the Northwest STACK for full development, all the while maintaining its strong balance sheet.

We are very proud of Bonanza Creek team’s efforts, tireless and dedicated effort, over the last year to restructure Bonanza Creek from both a financial and organizational perspective to reduce costs significantly and to restart a drilling and completion program that has generated immediate positive results. These efforts have allowed Bonanza Creek to reach a transaction with SandRidge on terms that are very favorable to our shareholders. We are certain the combined company will grow and thrive for years to come.

As I noted earlier, the Bonanza Creek board has been engaged in both the CEO search and consideration of potential strategic transactions. On the heels of today’s announcement, we really believe we have achieved both initiatives. We are convinced that the combined companies are positioned to enjoy great success under James and the rest of the SandRidge management team now and in the future.

I’ll now turn the call over to James.

James D. Bennett

President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thanks, Jack. I’m going to be referencing the presentation that we posted this morning. So, I’m going to start on slide number four. In terms of the strategic fit, combination of Bonanza Creek and SandRidge creates a more balanced portfolio and allows us to sequence our activity to the more developed DJ Basin. While the North Park Basin and the Northwest STACK are being delineated in the more cash — more mature Mississippian and Cotton Valley are generating cash flow for the enterprise.

Bonanza’s assets are complimentary and strategic for us. And you can see on the map on the right, these are primarily located in the DJ Basin in Colorado targeting the oil-weighted Niobrara and Codell. This is the same Niobrara formation we’re developing in our Colorado North Park Basin asset, approximately 100 miles to the west. These assets include 67,000 contiguous net acres in the oil window of the DJ Basin and are over 70% held by production.

Next, this greatly increases oil exposure, production, reserves and high return locations. We’re adding a deep inventory of just under 1,000 locations, of which over 200 of these were PUDs at year end, generating over 40% rates return at current strip prices.

And we will capture real synergies with this transaction, including overhead costs, operating costs and CapEx savings by leveraging our size and scale to benefit from dedicated vendor services and procurement opportunities. Importantly, the knowledge base of these two organizations will improve the returns of the combined company.

Now looking at page 5, you’ve seen me reference this slide quarter-over-quarter. It’s been durable for over a year and remains durable now. Bonanza’s DJ Basin enhances our portfolio by adding high return and oil-weighted assets in this established area.

Further, it allows us to allocate a portion of our capital to the more developed DJ Basin, where we continue to delineate the North Park Basin and Northwest STACK. North Park progresses towards full field development with further bench and spacing test this year and next and the Northwest STACK continues to undergo cost-effective delineations under the drilling participation agreement, while at the same time, the more mature Mississippi and the Cotton Valley assets generate significant free cash flow.

On the balance sheet, we’ve been very deliberate in the way we discuss our capitalization, which is, we will protect our balance sheet and liquidity. Pro forma for the transaction will have 1 times debt EBITDA, strong liquidity and financial flexibility.

Turning to our two Niobrara assets on page 6, I want to stress how these assets complement one other. Recall that the primary targets in the North Park Basin are the A, B, C and D benches of the Niobrara and the DJ Basin, or the analogous Niobrara A,B, C and the Codell sand. These assets are an oil window and similar to our North Park Basin, outside of any populated urban areas. By combining these two assets, we estimate we have over 2,200 oil-weighted locations generating 40% rates of return at current strip prices. The terms of the transaction are outlined on page 7 and in the press release. I’m not going to read through all these individually, but do want to point out the valuation metrics of $47,000 per BOE per day of production, $8.23 per BOE of proved reserves and just over $5,000 per net acre. These measures are attractive, particularly relative to recent DJ Basin transactions.

Importantly, we expect this to be immediately accretive to our cash flow per share. In terms of the ownership splits, SandRidge shareholders will own approximately two-thirds with Bonanza Creek shareholders owning about one-third.

On slide 8, starting at the top left, this transaction is a strong strategic fit, as it enhances our scale of oil-weighted development drilling, adding approximately 1,000 high return Niobrara locations. Our returns in cash flow generation are improved with higher per barrel margin, oil-weighted production and immediately drillable inventory close to existing infrastructure. Our size and scale are also increased, another benefit to the deal.

These are important, because they provide purchasing power, economies of scale and further opportunities to share learnings and reduce costs. To enhance our ability, to take advantage of these learnings and cost reductions, we do intend to maintain a strong presence in Colorado through our Denver office.

On our balance sheet, by combining two unlevered companies and including the debt incurred in the transaction, we remain well-capitalized with one times leverage and $350 million of pro forma liquidity.

On synergies, I mentioned earlier some examples of these and we expect to achieve approximately $20 million in annual savings. But I do think the more salient point is around improving the cost structure of the enterprise and having continued cost reductions. Just as we have done in 2017 and in prior years, we will continue to drive down expenses and capital costs across the company, allowing us to be more competitive and generate better returns.

Page 9 is our pro forma capitalization and leverage. On page 10 to my earlier point of operating leverage and size and scale, here are some of the measures that illustrate this. Total production is up 40% and oil production 80%. This increases oil as a percent of total production to 34% up from 27% now, EBITDA on cash flow from operations are also up 50%.

On page 11, we are reinvesting cash flow for mature assets to fund ongoing development in the DJ Basin and delineation in both North Park Basin and the Northwest STACK. Pro forma of the transaction, we will have over 260,000 net acres in these three oil-weighted assets.

In the DJ, we’re adding this inventory of 1,000 high-return, oil-weighted locations and supporting midstream infrastructure. In the North Park Basin, after this year’s positive well tests, we have confirmed production from all four Niobrara benches and will continue to delineate the field and further test spacing. In the Northwest STACK, we drilled the Meramec/Osage stacked pay well and begin funding delineation under the drilling participation agreement.

We’ve not yet set our 2018 budget, but with current commodity price outlook, we anticipate continuing to drill in these three areas, the DJ Basin, the North Park Basin and the Northwest STACK. We will stay focused on returns while maintaining a modest outspend, preserving our liquidity.

In summary, this transaction greatly enhances our existing portfolio by adding drill-ready locations in the DJ Basin and is highly complementary to our existing assets. The combined company provides a deep and compelling inventory of high-return drilling while retaining low leverage and strong liquidity. Furthermore, our focus on cost reductions and synergies will unlock the value of combining these assets together.

Finally, I want to thank everyone for their diligent work and focus to accomplish this combination. We also welcome the Bonanza Creek team into our company and look forward to working together.

Operator, we will now turn the call over for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Your first question comes from the line of Tim Rezvan for Mizuho. Please go ahead.

Timothy A. Rezvan	Q
Analyst, Mizuho Securities USA, Inc.

Hi, good morning, folks. Congratulations on the deal. First question on slide 9 in your presentation you provide some of the pro forma kind of debt and liquidity metrics. Can you just refresh our memory kind of on the borrowing base redetermination and how that available liquidity kind of might change?

Julian Mark Bott	A
Chief Financial Officer & Executive Vice President, SandRidge En ergy, Inc.

Sure, Tim. This is Julian. So, right now we have borrowing base of $425 million and obviously our Bonanza have their borrowing base, which I think is $192 million. We would expect that as we move towards close here, we will actually put a new facility in place that will be some combination of those.

Timothy A. Rezvan	Q
Analyst, Mizuho Securities USA, Inc.

Okay. And if strip pricing holds out, I guess, we could maybe see some potential upside to that number, is that fair?

Julian Mark Bott	A
Chief Financial Officer & Executive Vice President, SandRidge Energy, Inc.

You know, we’ll be talking to the banks, but that’s a possibility, yeah.

Timothy A. Rezvan	Q
Analyst, Mizuho Securities USA, Inc.

Okay. Okay. Fair enough. And then on the drilling participation agreement that you know you all have in the Mid-Continent, I know you now have a third area that will compete heavily for capital, but [ph] do you anticipation (00:13:47) kind of the current activity level to stay, is there any reason you would lower or reduce activity under that kind of delineation program in the Mid-Con?

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

No, I don’t believe so. We’ve said that Mid-Con program, the Northwest STACK will largely be funded under the drilling participation agreement, that will be approximately two rigs, really one to two range running most of 2018 under that program, so I don’t see any change there.

Timothy A. Rezvan	Q
Analyst, Mizuho Securities USA, Inc.

Okay. Okay. And that’s all I had. Thank you.

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thank you.

Operator: [Operator Instructions] Your next question comes from the line of Mike Kelly from Seaport Global. Your line is open.

Michael Dugan Kelly	Q
Analyst, Seaport Global Securities LLC

Thanks. Good morning, guys. James, just flip into slides here and to look at slide 16 and maybe I missed this in your remarks, but — I know Bonanza Creek does have this midstream component too, I’m just curious how you value that and then really how we should value that as part of this deal too?

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Yeah, sure that RMI system they have is a real competitive advantage in this basin. There have been some midstream constraints and bottlenecks here and that system really allows them to move the molecules through their own network and get them to the best outlet. I wouldn’t say that we’ve got to — we’re going to peg a value for this publicly. Certainly, it’s strategic, it gives us a lot of operating flexibility. And at the right time, it could be value for us, but we’re not really ready to peg a value to it, if that’s okay.

Michael Dugan Kelly	Q
Analyst, Seaport Global Securities LLC

Yeah, that’s fine. And I’m just curious how you think about the whole swathe of acreage here looking at slide 12 and seeing you kind of have a northern and central and maybe western block and kind of, dusting off the old Bonanza Creek playbook here to see how they used to talk about the potential returns in each area, but maybe you can just kind of walk us through what you think is maybe the most perspective acreage in your eyes, or just talk about the consistency across the acreage position? Thanks.

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Sure. Happy to answer that. If you look at the drilling in 2017, it’s really concentrated in that that central legacy area with some down in the Southern French Lake. Wells being drilled and completed in both of those this year.  So, I would look for our drilling activity in 2018 to be similar, really concentrated probably in that middle legacy area. We like that area to perspective, we like all the basins, all of the benches there, the midstream takeaway is in a good position, we have our RMI infrastructure there. So, that’s what I’d see the near-term most of our drilling take place in that central legacy area.

Michael Dugan Kelly	Q
Analyst, Seaport Global Securities LLC

Okay. Appreciate that. And then just one on 2018, if you give us — gave us some hints that it would be modest outspend in that program, but how should we think about the potential growth trajectory of the combined entity, [ph] and (00:16:45) really maybe how you’ll think about capital allocation in 2018? Thank you.

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

No problem. We haven’t set 2018 budget yet. We talked about it a little bit on our call a couple of weeks ago, it’s going to largely depend on the commodity price outlook and what kind of returns we can achieve. But as we sit right now, I would anticipate like we said that two rigs running in the Northwest STACK and the delineation agreement. We have one rig in the North Park Basin delineating that play. So, I would anticipate that rig to continue. And then one rig in the DJ Basin really drilling development wells there.

So, call it two rigs in Niobrara and two rigs in the Northwest STACK roughly, and we haven’t set the CapEx program. We’ll be rolling that out in the first quarter, but that’s a good program to pencil in for now. And in terms of outspend, [ph] pro forma (00:17:36) the transaction will be one times levered and plenty of liquidity. And I’ve always said, we’ll protect the balance sheet and maintain, any outspend will be a modest outspend and I would expect that to continue in 2018.

Michael Dugan Kelly	Q
Analyst, Seaport Global Securities LLC

Okay. Great. Congrats on the deal guys.

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thank you.

Operator: Your next question comes from the line of Jason Wangler from Imperial Capital. Please go ahead.

Jason Wangler	Q
Analyst, Imperial Capital LLC

Good morning. And you kind of answered a couple of my questions with Mike there, but was curious maybe some added color on the DJ Basin. I mean, with the proximity of those two assets would you be able to, if you had a two-rig program so to speak in that region, would you be able to move those across those two plays or would that really have to be thought of as two separate plays, just it happened to be geographically in the similar area?

John Suter	A
Chief Operating Officer & Executive Vice President, SandRidge Energy, Inc.

Yeah. This is John Suter. Really, they are a mountain range apart but there are some services that could really be useful to combine such a stimulation where we’d have a crew availability when we need it, for the best return on our assets by quick completions. There are things that we can do large scale. We have our own operations center here in Oklahoma City that can dictate and order out work from one spot, but again could work in both of these plays. Certainly from a procurement standpoint, again the scale of that it adds to our business, we can take thatand turn that into some material wins, I think. And then, just certainly scheduling flexibility between those two assets. So, we’re excited what it can do for us.

Jason Wangler	Q
Analyst, Imperial Capital LLC

Thanks for the color. I’ll turn it back.

Operator: Your next question comes from the line of [ph] Richard Hayden from THC (00:19:35). Your line is open.

Q

Good morning. What’s the timeline in the $20 million savings in G&A?

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

That’s an annual number, so we expect this transaction to close in the first quarter, we’ll have some transition period. But on an annual basis, we expect to achieve that $20 million, but again that’s for a full calendar year, which we won’t own the asset — [ph] and the (00:19:57) company and the assets for the full 2018 calendar year.

Q

Thank you.

Operator: [Operator Instructions] Your next question comes from the line of David Beard from Coker & Palmer. Please go ahead.

David Earl Beard	Q
Analyst, Coker & Palmer, Inc.

Hey, good morning, gentlemen. Congratulations on the deal.

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thank you.

David Earl Beard	Q
Analyst, Coker & Palmer, Inc.

Well, a couple of bigger picture questions, would you characterize DJ infrastructure as a constraint to adding rigs at this point. And if not, why?

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

It depends on which area you’re talking about, but largely no. We don’t anticipate adding rigs in the near-term here. We kind of mentioned, one rig in the DJ, one in North Park and a couple in Northwest STACK under the drilling agreement. We don’t anticipate adding rigs right now, there are a lot of things going on in the basin to alleviate some of the midstream and some of the takeaway capacities from the third-party providers and from us.  So that’s alleviating some of these concerns, as the company talked about last week. They’ve got this contract with Sterling that they’ve provided for, about 6.5 million Mcf the takeaway capacity, they own their existing RMI, so that really helps, but we don’t anticipate adding rigs to the basin right now.

David Earl Beard	Q
Analyst, Coker & Palmer, Inc.

That’s helpful. And then, just sort of strategically and financially, when you look out into 2019 and 2020, are there any metrics relative to outspend as a percent of cash flow or net debt to EBITDA that you’d like to stay bracketed within because you obviously have a lot of upside potential to spend a lot of money and add a lot of rigs, how should we just conceptualize you desire to outspend and how much leverage you’d like to take on when North Park could really come into play and DJ could expand and obviously Mid-Con stay pretty stable?

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Absolutely, leverage and liquidity are top of mind for us and it does largely depend on the commodity price, the shape of the forward curve, how hedged you are, things like that. But — in generally, we’ve been pretty consistent saying that we’d like to stay below 2.5 times debt to EBITDA, it’s kind of a nice target for us. And in terms of liquidity, I’m a big believer that in this business you want, about — at least 24 months of liquidity, if not more, to have plenty of visibility into your programs, but again that’s going to depend on commodity price and hedging.  So, something in that zip code and when we say moderate level of outspend, it’s hard to peg it to an exact percent of cash flow or percent of EBITDA, but if you keep those leverage and liquidity goalposts in mind, that helps frame out what we mean by moderate.

David Earl Beard	Q
Analyst, Coker & Palmer, Inc.

Now, that’s very helpful. It all makes a lot of sense. Appreciate the time.

James D. Bennett	A
President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thank you. Thanks for the question.

Operator: Your next question comes from the line of Tim Rezvan from Mizuho. Your line is open.

Timothy A. Rezvan	Q
Analyst, Mizuho Securities USA, Inc.

Hi, folks. I just had a follow-up on the Cotton Valley. There’s not a lot of information available in recent, kind of releases from Bonanza Creek, but do you have any comments on what kind of free cash flow you’re getting from the asset and maybe kind of, how you think about that in terms of just something you can milk like the [ph] old Miss Lime (00:23:22) or as maybe a monetization candidate?

A

Sure. There hasn’t been a lot of activity in this area, it still generates meaningful cash flow. It’s about 20% of the production of Bonanza and about 14% of reserves at year-end 2016. And I think, if you [ph] can look it up they’re about 75 million Mcf (00:23:41) of their [ph] 277 million Mcf (00:23:44) of SEC PV-10 at year-end 2016. So, those are some of the measures. But look, we’ll continue to evaluate. It does generate free cash flow, not just similar from our Mississippian asset and we’ll look for the best — whatever the best value and best risk adjusted return for shareholders that is.

Timothy A. Rezvan	Q
Analyst, Mizuho Securities USA, Inc.

Okay. Thank you.

Operator: There are no further questions at this time. James Bennett, I’ll turn the call back over to you.

James D. Bennett

President, Chief Executive Officer & Director, SandRidge Energy, Inc.

Thank you, operator, and thank you everyone for joining. Look, we are very excited about this transaction. It’s an excellent fit for SandRidge and we think a very good value for our shareholders. We’re excited to welcome the Bonanza assets and the Bonanza team into our company, and look forward to working together as a team here soon. Thank you, everyone.

Operator: This concludes, today’s conference call. You may now disconnect.

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Additional Information and Where to Find It

This communication relates to the proposed business combination between Bonanza and SandRidge. The proposed combination will be submitted to Bonanza’s and SandRidge’s stockholders for their consideration and approval. In connection with the proposed combination, Bonanza and SandRidge will prepare and file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the proposed Merger. This communication is not a substitute for the registration statement, proxy statement/prospectus or other document(s) that Bonanza and/or SandRidge may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BONANZA AND SANDRIDGE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BONANZA, SANDRIDGE AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may also request copies of the documents filed with the SEC by Bonanza by contacting Bonanza’s Investor Relations. Investors may also request copies of the documents filed with the SEC by SandRidge by contacting SandRidge’s Investor Relations.

Certain Information Regarding Participants

Bonanza, SandRidge and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Bonanza’s directors and executive officers in its Current Reports on Form 8-K which were filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. You can find information about SandRidge’s directors and executive officers in its Definitive Proxy Statement, which was filed with the SEC on April 28, 2017 and its Current Reports on Form 8-K filed with the SEC on June 28, 2017 and August 1, 2017. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Bonanza or SandRidge as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes forward-looking statements. Use of the words “may,” “will,”

“would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal,” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. These forward-looking statements may include statements with respect to, among other things, the proposed Merger with SandRidge, including the expected timing of completion of the Merger; the benefits of the Merger; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts.

These forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks, uncertainties and other factors that could cause actual results and events to differ materially from those expressed or implied by these forward-looking statements, including the following risks, uncertainties and other factors:

•                  the risk that the Merger may not be completed in a timely manner or at all due to the failure to obtain the necessary approvals of the Company’s or SandRidge’s stockholders or the failure to satisfy other conditions to completion of the Merger;

•                  the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•                  the outcome of any legal proceeding that may be instituted against the Company and others following the announcement of the Merger;

•                  the amount of the costs, fees, expenses and charges related to the Merger;

•                  the risk that the benefits of the Merger, including synergies, may not be fully realized or may take longer to realize than expected;

•                  the risk that the Merger may not advance the combined company’s business strategy;

•                  the risk that the combined company may experience difficulty integrating all employees or operations;

•                  the potential diversion of the Company’s management’s attention resulting from the proposed Merger;

•                  further declines or volatility in the prices the Company receives for its oil, natural gas liquids and natural gas;

•                  general economic conditions, whether internationally, nationally or in the regional and local market areas in which the Company does business;

•                  ability of the Company’s customers to meet their obligations to the Company;

•                  the Company’s access to capital;

•                  the Company’s ability to generate sufficient cash flow from operations, borrowings or other sources to enable us to fully develop the Company’s undeveloped acreage positions;

•                  the presence or recoverability of estimated oil and natural gas reserves and the actual future sales volume rates and associated costs;

•                  uncertainties associated with estimates of proved oil and gas reserves;

•                  the possibility that the industry may be subject to future local, state, and federal regulatory or legislative actions (including additional taxes and changes in environmental regulation);

•                  environmental risks;

•                  seasonal weather conditions;

•                  lease stipulations;

•                  drilling and operating risks, including the risks associated with the employment of horizontal drilling techniques;

•                  the Company’s ability to acquire adequate supplies of water for drilling and completion operations;

•                  availability of oilfield equipment, services and personnel;

•                  exploration and development risks;

•                  competition in the oil and natural gas industry;

•                  management’s ability to execute the Company’s plans to meet its goals;

•                  the Company’s ability to attract and retain key members of the Company’s senior management and key technical employees;

•                  the Company’s ability to maintain effective internal controls;

•                  access to adequate gathering systems and pipeline take-away capacity to provide adequate infrastructure for the products of the Company’s drilling program;

•                  the Company’s ability to secure firm transportation for oil and natural gas the Company produces and to sell the oil and natural gas at market prices;

•                  costs and other risks associated with perfecting title for mineral rights in some of the Company’s properties;

•                  continued hostilities in the Middle East and other sustained military campaigns or acts of terrorism or sabotage;

•                  other economic, competitive, governmental, legislative, regulatory, geopolitical and technological factors that may negatively impact our businesses, operations or pricing; and

•                  other factors identified in the Company’s and SandRidge’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. The Company does not undertake to update any forward-looking statements.